UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2025
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

May 1, 2025

METHANEX REPORTS ON ANNUAL GENERAL MEETING OF SHAREHOLDERS

VANCOUVER, BRITISH COLUMBIA (May 1, 2025) - Methanex Corporation (TSX:MX) (Nasdaq:MEOH) announced, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual General Meeting held on May 1, 2025 in Vancouver, British Columbia.

Voting Results from Annual General Meeting

A total of 55,396,544 common shares were voted at the meeting, representing 82.2% of all outstanding shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	Votes For	% of Votes For	Votes Against	% of Votes Against
Doug Arnell	54,147,910	99.75	134,295	0.25
Jim Bertram	53,834,306	99.17	447,897	0.83
Paul Dobson	54,224,354	99.89	57,850	0.11
Maureen Howe	53,971,857	99.43	310,348	0.57
Leslie O’Donoghue	54,239,523	99.92	42,682	0.08
Roger Perreault	53,875,191	99.25	406,513	0.75
Kevin Rodgers	54,108,905	99.68	173,298	0.32
John Sampson	53,887,372	99.27	394,833	0.73
Rich Sumner	54,250,677	99.94	31,528	0.06
Benita Warmbold	53,736,303	98.99	545,902	1.01
Xiaoping Yang	54,046,196	99.57	236,006	0.43

Appointment of Auditors

KPMG LLP, Chartered Professional Accountants, was re-appointed as auditor of Methanex.

Votes For (percent): 73.04%
Votes Withheld (percent): 26.96%

Advisory Vote on Executive Compensation

A non-binding advisory vote to accept Methanex’s approach to executive compensation as disclosed in the Information Circular dated March 6, 2025 was approved.

Votes For (percent): 80.76%
Votes Against (percent): 19.24%

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the Nasdaq Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.

-end-

Inquiries:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: May 1, 2025	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary